Monthly Report - August, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,446,232)       10,418,729
Change in unrealized gain (loss) on open            8,154,725        3,720,899
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (26,967)         (38,447)
      obligations
   Change in unrealized gain (loss) from U.S.        (61,698)        (520,374)
      Treasury obligations
Interest income (expense)       	              141,532          572,995
Foreign exchange gain (loss) on margin deposits      (13,269)        (116,856)
				                 ------------    -------------
Total: Income 				            4,748,091       14,036,946

Expenses:
   Brokerage commissions 		              349,654        2,788,608
   Management fee 			               41,816          325,568
   20.0% New Trading Profit Share 	              206,108          285,478
   Custody fees 		       	                  794           15,660
   Administrative expense 	       	               47,472          478,396
					         ------------    -------------
Total: Expenses 		                      645,844        3,893,710
Net Income(Loss)			   $        4,102,247       10,143,236
for August, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (79,725.130    $     2,713,980    101,238,749    103,952,729
units) at July 31, 2022
Addition of 		 	            379          6,583          6,962
3.057 units on August 1, 2022
Redemption of 		 	              0      (330,792)      (330,792)
(273.217) units on  August 31, 2022*
Net Income (Loss)               $       121,706      3,980,541      4,102,247
for August, 2022
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2022
(79,486.169 units inclusive
of 31.199 additional units) 	      2,836,065    104,895,081    107,731,146
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2022 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    3.98% 	     9.05%  $  1,170.07	   61,420.576 $    71,866,379
Series 3    3.50% 	    10.78%  $  1,858.17	   10,083.367 $    18,736,660
Series 4    4.48% 	    13.29%  $  2,527.87	    4,133.049 $    10,447,791
Series 5    3.45% 	    10.10%  $  1,735.52	    3,849.177 $     6,680,316

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036





			September 21, 2022
Dear Investor:

Gains from trading financial futures and metal futures far outpaced losses from trading soft and agricultural commodity futures and energy futures. Markets grew increasingly concerned about recession risks primarily due to the decisions of global central banks, led by the Federal Reserve, to forcefully reemphasize their commitment to raising and sustaining significantly higher interest rates to curb unacceptably high inflation. Other factors influencing markets included the energy crisis in Europe and the property market collapse and COVID zero policy in China.

Global interest rates rose in August as global central banks, led by the Federal Reserve, further tightened monetary policies in order to reduce too high inflation. Short positions in European, U.K., U.S., Canadian and Japanese interest rate futures, especially shorter-term futures, were profitable as interest rates moved significantly higher.

Against the backdrop of a hawkish Federal Reserve, with a relatively better U.S. growth outlook vs. Europe and China, and amidst continuing geopolitical unrest, the U.S. dollar, as measured by the Bloomberg DXY index advanced another 2.5-3% during August. Long dollar trades versus the euro, yen, Swiss franc, Swedish krona, pound sterling, Aussie dollar and Canadian dollar were profitable. A long position in the high yielding Mexican peso relative to the U.S. dollar was also slightly profitable.

U.S. and international stocks, which had rallied sharply between mid-June and mid-August on market hopes of a Fed pivot toward less restrictive monetary policy, tumbled after numerous FOMC members led by Chairman Powell dashed those hopes by emphasizing their unwavering resolve to hoist interest rates to curb inflation even though "consumers and business will feel economic pain." Overall, profits on short positions in equity futures late in the month markedly outpaced losses from these positions earlier in August. Short positions in European, EAFE and U.S. equity index futures registered gains. A short VIX trade was also profitable during the first half of August. On the other hand, short positions in Chinese, Japanese and Brazilian stock index futures posted partially offsetting losses, especially in the first half of the month when equity markets were rising.

Energy prices were volatile and mixed during August and trading of energy futures was fractionally negative. Crude oil prices declined in August as a stronger dollar and recession concerns outweighed continuing supply uncertainties, and long Brent and WTI crude oil positions were unprofitable. As the summer driving season wound down and refinery output of gasoline increased, long positions in RBOB gasoline were also unprofitable. A short U.S. natural gas trade was also marginally unprofitable early in August and was closed. On the other hand, limited refinery capacity allocated to distillates underpinned these prices, and long London gas oil and heating oil positions registered partially offsetting profits. A long carbon emissions trade was also marginally profitable as increased use of coal produced greater demand for these credits.

Rising interest rates, a strengthening U.S. dollar and recession worries weighed on metal prices. Consequently, short positions in gold and silver were profitable. Silver prices were also dragged down because sales of silver jewelry in China and India have been falling as stores closed amid COVID outbreaks. Short aluminum, copper, and platinum trades registered small gains too. On the other hand, a short zinc trade was slightly unprofitable and was reduced.

Grain prices rose after the USDA reported worsening crop conditions amid heatwaves in the U.S. Midwest and plains. Meanwhile, the European Union's crop monitoring service, MARS, lowered its yield forecasts again for summer crops in the bloc as it expected further damage from the recent dry and hot weather, particularly with a major cut in corn. In addition, higher import demand from major consumer
China underpinned grain prices. Short corn and soybean meal positions were unprofitable.

Despite weakening demand due to the global growth slowdown, cotton prices gained ground as drought in the U.S. and heavy rains and pests in India severely damaged cotton crops. Hence, a short cotton trade was unprofitable and was closed. Trading of coffee and sugar were also marginally unprofitable.



     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman